Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	May 17, 2012
NYSE: SVM

SILVERCORP REPORTS RECORD SILVER PRODUCTION OF 5.6 MILLION OUNCES, RECORD REVENUE OF $238.0 MILLION, RECORD NET INCOME OF $73.8 MILLION & RECORD CASH FLOWS OF $123.8 MILLION FOR FISCAL YEAR 2012

VANCOUVER, British Columbia – May 17, 2012 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) reported today its financial and operating results for the fourth quarter and fiscal year ended March 31, 2012. The following financial results are expressed in US dollars (US$) unless stated otherwise.

FISCAL 2012 YEAR HIGHLIGHTS

For the year ended March 31, 2012 (“fiscal 2012”), highlights included:

  Record net income attributable to equity holders of the Company of $73.8 million, or $0.43 per share, an increase of 9% compared to net income of $67.7 million, or $0.40 per share, in year ended March 31, 2011 (“fiscal 2011”);

  Record revenue of $238.0 million, an increase of 42% compared to $167.3 million in fiscal 2011;

  Record cash flows from operations, excluding non-cash working capital, of $123.8 million or $0.72 per share, an increase of 34%, compared to $92.2 million or $0.55 per share in fiscal 2011;

  Record production of 5.6 million ounces of silver, or 6.06 million ounces of silver equivalent (including 8,800 ounces of gold), being the sixth consecutive year of production growth with an increase of 6% in silver production compared to 5.3 million ounces in fiscal 2011;

  Total production costs of negative $3.25 per ounce of silver and cash costs of negative $5.13 per ounce of silver;

  Commenced mine development and mill construction at the GC mine. In fiscal 2012, 717 metres (“m”) of the 2,210m main access ramp, 42m of the 618m main shaft and 400m of a 3.7m by 4m water diversion tunnel were completed. The construction of mill, office building and lab facilities are also well underway;

  Completed XBG and XHP project acquisitions, further consolidating mines in the high-grade silver, gold and base metal belt in the southwest Luoyang City district region;

  Increased quarterly dividend by 25% to $0.025 per share, and declared $15.6 million, or $0.09 per share, of dividends in aggregate; and

  Repurchased and cancelled 4.5 million shares under a normal course issuer bid, at an average cost of $7.90 per share, totaling $35.4 million.

FOURTH QUARTER HIGHLIGHTS

Highlights from the fourth quarter ended March 31, 2012 (“Q4 2012”) included:

  Net income attributable to equity holders of the Company of $9.7 million, or $0.06 per share, compared to net income of $12.0 million, or $0.07 per share, in the fourth quarter of fiscal 2011 (“Q4 2011”);

  As in every fourth quarter, production stopped for 28 days due to the Chinese New Year holiday;

  Revenue of $44.3 million, an increase of 4% compared to $42.4 million in Q4 2011;

  Quarterly cash flows from operations, excluding non-cash working capital, of $20.9 million, or $0.12 per share, compared to $20.3 million, or $0.12 per share, in Q4 2011;

  Produced 1.1 million ounces of silver in the quarter, compared to 1.0 million ounces in Q4 2011;

  Total production costs of negative $1.84 per ounce of silver and cash costs of negative $4.22 per ounce of silver; and

  Payment of $4.2 million, or CAD$0.025 per share, in quarterly dividends to shareholders.

FINANCIALS

1.	Q4 2012 vs. Q4 2011

In Q4 2012, the Company recorded net income attributable to equity holders of the Company of $9.7 million or $0.06 per share, a decrease of 19% compared to net income of $12.0 million or $0.07 per share, in Q4 2011. The lower net income was mainly due to (i) $1.5 million of forensic audit and legal fees incurred to fight short sellers’ attack (excluding this item, EPS would be $0.07 per share), (ii) higher production costs, partially offset by higher sales revenue, and (iii) higher general and administrative costs as the Company has three projects under development compared to only one last year.

Sales in Q4 2012 rose to $44.3 million, an increase of 4% compared to $42.4 million in Q4 2011, due to higher silver and gold production and prices, offset by slightly lower base metal production and prices.

Realized selling price is calculated using the Shanghai metal prices, less smelter charges, recovery and a 17% value added tax (“VAT”) (except for gold). The following table is a reconciliation of the Company’s realized selling prices in Q4 2012 with the Shanghai metal prices, and a comparison to the London Metal Exchange (“LME”) prices:

For Q4 2012	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q4 2012	Q4 2011	Q4 2012	Q4 2011	Q4 2012	Q4 2011	Q4 2012	Q4 2011
Realized selling prices	$25.37	$24.72	$1,269	$974	$0.84	$0.91	$0.67	$0.75
Add back: Value added taxes	4.31	4.20	-	-	0.14	0.15	0.11	0.13
Add back: Smelter charges and recovery	3.60	3.55	431	425	0.15	0.14	0.32	0.39
Shanghai metal prices	$33.28	$32.47	$1,700	$1,399	$1.13	$1.20	$1.10	$1.27
LME	$32.63	$31.86	$1,691	$1,387	$0.95	$1.18	$0.92	$1.08

Cost of sales in Q4 2012 was $14.3 million, compared to $10.2 million in Q4 2011. The cost of sales included $11.1 million cash costs, representing an increase of 29%, compared to the same quarter last year. The increase of cost of sales was mainly due to more ore being mined and processed, plus the higher per tonne production costs. The ore mined increased by 24% compared to Q4 2011, while the ore milled increased by 18%. Production cost per tonne increased by 19%.

Gross profit margin in Q4 2012 was 68% compared to 76% in Q4 2011.

Excluding non-cash working capital, cash flows from operations in Q4 2012 was $20.9 million or $0.12 per share, compared to $20.3 million, or $0.12 per share, in Q4 2011.

In Q4 2012, general and administrative expense was $8.0 million, up $2.9 million from $5.1 million in Q4 2011 as the Company now has three projects under development compared to only one last year. The increase also includes $1.5 million of forensic audit and legal fees incurred to fight the short sellers’ attack.

2.	Fiscal 2012 vs. Fiscal 2011

In fiscal 2012, the Company generated record net income of $73.8 million or $0.43 per share, an increase of 9% compared to $67.7 million or $0.40 per share, in fiscal 2011.

In fiscal 2012, the Company reported record sales of $238.0 million, an increase of $70.6 million or 42% compared to fiscal 2011. The increase in sales was mainly attributable to higher metal prices combined with higher quantities of metals sold for the year.

In fiscal 2012, realized selling prices for silver were 54% higher than fiscal 2011, while base metal prices remained consistent. The following table is a reconciliation of the Company’s realized selling prices in fiscal 2012 to Shanghai metal prices, and a comparison of London Metal Exchange (“LME”) prices:

For fiscal 2012	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	FY2012	FY2011	FY2012	FY2011	FY2012	FY2011	FY2012	FY2011
Realized selling prices	$27.78	$18.08	$1,257	$909	$0.85	$0.83	$0.68	$0.67
Add back: Value added taxes	4.72	3.07	-	-	0.14	0.14	0.12	0.11
Add back: Smelter charges and Recovery	3.38	3.29	364	389	0.12	0.14	0.32	0.39
Shanghai metal prices	$35.88	$24.44	$1,621	$1,298	$1.11	$1.11	$1.12	$1.17
LME	$35.48	$23.80	$1,648	$1,293	$1.03	$1.02	$0.95	$1.03

In fiscal 2012, cost of sales was $61.1 million, compared to $41.9 million in fiscal 2011. The cost of sales included $48.7 million cash costs in fiscal 2012, representing an increase of 37%, compared to last year. The cost of sales increased primarily because of increased ore production. In fiscal year 2012, ore mined and milled both increased by 28% compared to fiscal 2011.

In fiscal 2012, gross profit margin was 74%, comparable to gross profit margin of 75% in fiscal 2011.

Excluding non-cash working capital, in fiscal 2012, cash flow from operations was $123.8 million or $0.72 per share, an increase of $31.6 million or 34%, from $92.2 million in fiscal 2011. The Company ended fiscal 2012 with $154.5 million of cash and short-term investments on hand.

In fiscal 2012, general and administrative expense was $27.1 million, up $9.7 million, from $17.4 million in fiscal 2011. The increase included $3.9 million of forensic audit and legal fees incurred to fight the short sellers’ attack. In addition, we incurred more general and administrative expenses in China as we have operating mines and development projects in three locations this year compared to only one location last year.

OPERATIONS

1.	Q4 2012 vs. Q4 2011

The Company mined 155,902 tonnes of ore in Q4 2012, an increase of 24% compared to 125,691 tonnes in Q4 2011. Ore production in Q4 2012 was lower than the past three quarters as the Company’s mining operations were closed for 28 days around the time of the Chinese New Year Holiday.

In Q4 2012, the consolidated total and cash mining cost per tonne was $70.24 and $53.40, respectively compared to the total and cash mining cost of $56.55 and $45.54, respectively, in Q4 2011. The increase of cash mining costs was mainly due to (i) higher labour costs for mining contractors and the Company’s own employees of approximately $4.00 per tonne and (ii) the impact of US dollar depreciation versus the Chinese RMB of approximately $2.00 per tonne.

In Q4 2012, silver grade at the Ying mine was 402 g/t, 39 g/t lower than 441 g/t in Q4 2011. This corresponded to mining sequence as lower-grade zones were mined during the quarter.

A total of 160,184 tonnes of ore were milled in Q4 2012, up 18% compared to 135,464 tonnes in Q4 2011. Cash milling costs per tonne increased to $16.50 from $15.31 in Q4 2011, mainly due to the depreciation of the US dollar.

A total of 1.1 million ounces of silver were produced in Q4 2012, compared to 1.0 million ounces in Q4 2011.

Consolidated cash cost per ounce of silver in Q4 2012 was negative $4.22 compared to negative $7.61 in Q4 2011, mainly due to lower prices of by-product metals.

2.	Fiscal 2012 vs. Fiscal 2011

In fiscal 2012, the Company mined a record of 757,590 tonnes of ore, an increase of 28% compared to 592,330 tonnes in fiscal 2011.

In fiscal 2012, the total and cash mining costs per tonne were $61.51 and $47.40, respectively compared to $53.16 and $43.70, respectively, in fiscal 2011. The increase of cash mining costs was mainly due to (i) higher labour costs for mining contractors and the Company’s own employees of approximately $1.80 per tonne and (ii) the impact of US dollar depreciation versus the Chinese RMB of approximately $2.20 per tonne.

In fiscal 2012, the Company milled 762,521 tonnes, an increase of 28% compared to 596,735 tonnes in fiscal 2011.

In fiscal 2012, the Company achieved a new silver production record of 5.6 million ounces up 6% from 5.3 million ounces the prior year. In its Production Guidance for fiscal year 2012, the Company projected to mine 600,000 tonnes of ore at grades of 325 g/t silver, 6% lead and 1.9% zinc, yielding 5.6 million ounces of silver, and 90 million pounds of lead and zinc, at the Ying Mining District. The Company achieved its fiscal 2012 Production Guidance of 5.6 million ounces of silver, and was slightly below guidance for lead and zinc metal production by approximately 3.4 million pounds or 4%.

In its revised fiscal year 2012 Production Guidance for the BYP mine, the Company projected to process 85,000 tonnes of ore, at a grade of 2.5 g/t gold to yield 6,000 ounce of gold. During the year, the Company processed 83,760 tonnes of ore and produced 5,100 ounces of gold.

Consolidated cash cost per ounce of silver for fiscal 2012 was negative $5.13 compared to negative $6.80 last year.

3.	Consolidated Operational Results

Silvercorp’s consolidated operational results for the past five quarters and full fiscal 2012 and fiscal 2011 are summarized below:

Consolidated Operational Results			Quarterly			Annual
	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	FY 2012	FY 2011
	31-Mar-12	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11	31-Mar-12	31-Mar-11
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,761	4,151	2,579	3,108	2,740	12,599	12,942
Stockpiled Ore (tonne)	153,141	211,123	204,716	176,011	122,951	744,991	579,388
	155,902	215,274	207,295	179,119	125,691	757,590	592,330
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,761	4,151	2,579	3,108	2,740	12,599	12,942
Ore Milled (tonne)	157,423	215,318	197,399	179,782	132,924	749,922	583,793
	160,184	219,469	199,978	182,890	135,664	762,521	596,735
Metal Sales
Silver (in thousands of ounce)	1,084	1,548	1,396	1,592	1,047	5,618	5,300
Gold (in thousands of ounce)	2.0	2.9	2.5	1.4	1.1	8.8	3.2
Lead (in thousands of pound)	14,670	20,995	16,520	20,621	14,385	72,804	69,011
Zinc (in thousands of pound)	2,890	3,525	3,236	4,102	3,253	13,749	16,343
Head Grade of Run of Mine Ore
Silver (gram/tonne)	275	296	271	303	290	287	316
Gold (gram/tonne) – BYP mine	2.1	2.3	3.3	-	-	2.4	N/A
Lead (%)	5.2	5.5	4.6	5.5	5.6	5.2	5.7
Zinc (%)	1.4	1.4	1.2	1.5	1.8	1.4	1.9
Recovery Rate of Run of Mine Ore
Silver (%)	93.2	93.3	92.1	91.3	91.8	92.9	91.6
Gold (%) – BYP mine	87.1	91.2	89.1	-	-	90.8	N/A
Lead (%)	96.4	96.4	94.7	94.7	95.6	96.0	95.3
Zinc (%)	64.6	67.7	75.1	72.8	67.8	68.0	69.5
Cash Mining Cost ($ per tonne)	53.40	48.92	42.3	48.66	45.54	47.40	43.70
Total Mining Costs($ per tonne)	70.24	64.50	55.66	60.07	56.55	61.51	53.16
Cash Milling Cost ($ per tonne)	16.50	15.12	12.7	12.42	15.31	14.19	12.46
Total Milling Cost ($ per tonne)	18.75	16.64	14.09	13.94	17.26	15.85	14.16
Total Production Cost per Ounce of Silver ($)	(1.84)	(2.58)	(2.74)	(4.63)	(6.06)	(3.25)	(5.58)
Total Cash Cost per Ounce of Silver ($)	(4.22)	(4.56)	(4.55)	(6.12)	(7.61)	(5.13)	(6.80)
BYP Production Cost per Ounce of Gold ($)	1,378	943	599	277	N/A	844	N/A
BYP Cash Cost per Ounce of Gold($)	768	547	276	271	N/A	474	N/A

4.	Operational Results for the Ying Mine

In fiscal 2012, 70% of the Company’s record silver production of 5.6 million ounces was from the Ying Mine. The HPG, LM and TLP mines contributed the remaining 30%, compared to 20% in fiscal 2011, as production from these satellite mines continued to grow.

Operational results for the past five quarters and the full fiscal 2012 for the Ying Mine are summarized below:

Ying Mine Operational Results			Quarterly			Annual
	Q4 2012	Q3 2012	Q2 2012	Q1 2011	Q4 2011	FY 2012	FY 2011
	31-Mar-12	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11	31-Mar-12	31-Mar-11
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,726	4,114	2,463	3,062	2,715	12,365	12,711
Stockpiled Ore (tonne)	61,431	71,596	69,699	78,276	59,650	281,002	303,811
	64,157	75,710	72,162	81,338	62,365	293,367	316,522
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,726	4,114	2,463	3,062	2,715	12,365	12,711
Ore Milled (tonne)	61,277	72,288	68,793	79,974	61,173	282,332	304,766
	64,003	76,402	71,256	83,036	63,888	294,697	317,477
Metal Sales
Silver (in thousands of ounce)	723	1,136	939	1,146	765	3,944	4,249
Lead (in thousands of pound)	10,772	15,171	10,857	15,419	10,359	52,216	52,937
Zinc (in thousands of pound)	2,180	2,753	2,311	3,594	2,536	10,834	13,369
Head Grade of Run of Mine Ore
Silver (gram/tonne)	402	464	437	444	441	440	470
Lead (%)	7.7	8.9	7.6	8.6	8.4	8.3	8.1
Zinc (%)	2.4	2.4	2.2	2.5	2.9	2.4	2.8
Recovery Rate of Run of Mine Ore
Silver (%)	94.3	94.6	92.8	92.1	93.0	94.0	92.4
Lead (%)	97.8	98.0	96.2	96.1	97.0	97.5	96.5
Zinc (%)	63.5	67.6	74.9	74.9	67.7	67.8	69.8
Cash Mining Cost ($ per tonne)	53.52	53.01	47.76	48.27	48.35	50.52	46.05
Total Mining Costs($ per tonne)	75.98	74.57	65.44	63.27	63.56	69.50	59.14
Cash Milling Cost ($ per tonne)	16.72	13.92	14.31	11.74	15.43	14.01	12.40
Total Milling Cost ($ per tonne)	19.36	15.48	16	13.31	17.39	15.84	14.13
Total Production Cost per Ounce of Silver ($)	(6.49)	(5.66)	(5.65)	(7.81)	(8.88)	(6.61)	(7.20)
Total Cash Cost per Ounce of Silver ($)	(8.77)	(7.46)	(7.14)	(9.05)	(10.25)	(8.27)	(8.30)

ACQUISITION, EXPLORATION AND DEVELOPMENT

1.	Ying Mining District, Henan Province, China

As of March 31, 2012, the Company completed 464m of the development of a 5,200m access ramp, with dimensions of 4m by 4.5m, at the Ying mine.

As of March 31, 2012, the Company also completed 339m of the development of a 4,800m access ramp with dimensions of 4m by 4.5m at the southwest corner of the TLP Mining Permit, adjacent to the LM Mining Permit.

A new technical report, being prepared by AMC Consultants of Vancouver, is expected to be released within this quarter.

In Q4 2012, $5.8 million (Q4 2011 – $2.8 million) in exploration and development expenditures were incurred in the Ying Mining District. In fiscal 2012, $28.7 million (fiscal 2011 - $19.6) in exploration and development expenditures were incurred in the Ying Mining District.

2.	GC Project, Guangdong Province, China

The Company has been rapidly developing the GC Project. As of March 31, 2012, 717m of the 2,210m main access ramp, 42m of the 618m main shaft and 400m of a 3.7m by 4m water diversion tunnel were completed. In addition, in Q4 2012, development of GC Project commenced a new 3.7m by 4m exploration ramp of approximately 4,500m in length.

The construction of a 1,600 t/d floatation mill that is capable of producing silver, lead, zinc, and pyrite floatation concentrates and an optional tin gravity concentrate is ongoing with completion expected in Q2 fiscal 2013.

In Q4 2012, $3.5 million in exploration and development expenditures were incurred at GC Project. In fiscal 2012, approximately $5.9 million (fiscal 2011 - $0.7 million) in exploration and development expenditures were incurred.

3.	BYP Mine, Hunan Province, China

At the BYP mine, the construction of an 800 t/d backfill facility to fill up gold mineralization stopes is underway, which will cost approximately $1.5 million and will be completed in Q2 fiscal 2013. In fiscal 2012, the Company also started to sink a 180m deep, 3.5m diameter shaft from 380m to 200m elevations. The shaft will mainly be utilized to mine the #3 gold mineralization body. The cost of the shaft is approximately $1.0 million and is expected to be completed in October 2012.

In fiscal 2012, approximately $4.0 million in exploration and development expenditures were incurred at the BYP mine, of which $1.2 million was incurred in Q4 2012.

4.	XBG Project, Henan Province, China

In August 2011, the Company completed the acquisition of 90% equity interest in Zhongxing Mining Co. Ltd. and Chuanxin Mining Co. Ltd. through its 77.5% owned subsidiary, Henan Found Mining Co. Ltd.

The Company is commencing a comprehensive exploration program that includes surface and underground mapping and sampling, and surface and underground diamond drilling to explore the existing veins and discover additional new veins, with a goal of defining a NI 43-101 compliant mineral resource.

In fiscal 2012, approximately $0.8 million in exploration and development expenditures were incurred at the XBG mine.

5.	XHP Project, Henan Province, China

In December 2011, the Company completed the acquisition of 100% equity interest in SX Gold Mining Company through its 77.5% owned subsidiary, Henan Found Mining Co. Ltd.

The Company will carry out an exploration program, including tunneling and surface and underground diamond drilling, with a goal of defining a NI 43-101 compliant mineral resource.

In fiscal 2012, approximately $1.3 million in exploration and development expenditures were incurred at the XHP mine.

6.	Silvertip Project, British Columbia, Canada

The Silvertip Project was acquired in February 2010. The Company is nearing completion of it’s a Small Mine Permit application which will be submitted to the British Columbia Ministry of Energy and Mines. A Small Mine Permit will allow a 75,000 tonnes per year mining operation.

In fiscal 2012, the Company conducted a drill program. Drilling intersected high grade lower zone mineralization to the north of the Silver Creek zone and indicates that more detailed work may outline additional resources there.

The Company has also retained Golder Associates Limited, who in January 2011 prepared an Economic Assessment on Silvertip to update the Silvertip NI 43-101 technical report. The report is expected within the current quarter.

In fiscal 2012, the Silvertip project incurred approximately $5.2 million in exploration expenditures (fiscal 2011 - $7.2 million).

OUTLOOK FOR FISCAL YEAR 2013

Production Guidance

From the four mines at the Ying Mining District, production is expected to increase to 695,000 tonnes of ore at a grade of 295g/t silver, 0.5g/t gold, 5.1% lead and 1.5% zinc, yielding 5.9 million ounces of silver, 3,350 ounces of gold, and 87 million pounds of lead and zinc. The cash and total production costs are expected to be approximately $68 and $85 per tonne of ore, respectively.

The GC mine in Guangdong Province is expected to commence initial production in the second quarter of fiscal 2013. It is expected to mine 160,000 tonnes and to mill 153,000 tonnes of ore, yielding approximately 630,000 ounces of silver and 12 million pounds of lead and zinc. The cash and total production costs are expected to be approximately $40 and $65 per tonne of ore, respectively.

The BYP mine in Hunan Province is expected to mine and mill 175,000 tonnes of ore, yielding approximately 13,590 ounces of gold at cash and total production costs of $35 and $60 per tonne of ore, respectively.

At the newly-acquired XHP mine and XBG mine, the Company will focus on exploration during fiscal 2013, with only a minimal amount of by-product ore expected to be produced.

For detailed fiscal 2013 production guidance, which remains unchanged, please refer to the Company’s news release on February 9, 2012.

Capital Expenditures Budget

The total capital expenditures for fiscal 2013 is estimated at $79.9 million for mine development, mill construction, and other capital items (e.g. surface infrastructures and facilities, land use rights, reporting and permitting), plus exploration expenditures of $9.8 million to complete a 206,000m surface and underground drilling program, for a total of $89.7 million. The budget estimate is based on contracts on hand, designs by qualified Chinese engineering firms, and the Company’s past operating experience in China.

Since releasing its detailed fiscal 2013 capital expenditure budget, in the Company’s news release dated February 9, 2012, the Company has decided to defer building a new 1,000 t/d mill for the BYP mine. Instead, Silvercorp will expand the existing 500 t/d mill at BYP to 800 t/d, thereby reducing the overall capital expenditure budget for fiscal 2013 by $9.2 million.

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss these results is scheduled as follows:

Date:	Friday, May 18, 2012
Time:	8:00 am PT (11:00 am ET)
Dial-In Number:	1-612-332-0342
Live audio webcast:	www.silvercorp.ca (click on the link on the home page)
Playback webcast can be accessed at:	www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc project in Guangdong Province as its second China production base and foothold, and this will be followed by the third production foothold at the recently acquired BYP gold-lead-zinc project in Hunan Province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	March 31, 2012	March 31, 2011	April 1, 2010
ASSETS
Current Assets
Cash and cash equivalents	$109,960	$147,224	$50,618
Short-term investments	44,551	59,037	43,773
Accounts receivable	12,904	1,051	510
Inventories	7,006	3,895	3,175
Due from related parties	679	203	138
Prepaids and deposits	5,210	2,743	1,964
	180,310	214,153	100,178

Non-current Assets
Long term prepaids and deposits	6,015	893	583
Investment in an associate	15,872	15,822	6,103
Other investments	45,757	46,286	9,003
Plant and equipment	68,788	36,516	29,011
Mineral rights and properties	258,521	191,799	114,261
Deferred income tax assets	171	1,146	1,315
TOTAL ASSETS	$575,434	$506,615	$260,454

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$23,590	$12,770	$7,504
Deposits received	7,268	13,278	6,737
Bank loan	-	-	1,465
Current portion of environmental rehabilitation	-	323	292
Dividends payable	4,271	3,600	3,238
Income tax payable	5,082	3,047	1,658
Due to a related party	-	3,447	-
	40,211	36,465	20,894

Non-current Liabilities
Deferred income tax liabilities	19,991	13,564	-
Environmental rehabilitation	4,400	2,909	2,357
Total Liabilities	64,602	52,938	23,251

Equity
Share capital	232,678	266,081	145,722
Contributed surplus	5,552	3,131	4,620
Reserves	24,717	24,717	24,717
Accumulated other comprehensive income	25,285	19,362	319
Retained earnings	145,580	87,326	33,099
Total equity attributable to the equity holders of the Company	433,812	400,617	208,477

Non-controlling interests	77,020	53,060	28,726
Total Equity	510,832	453,677	237,203

TOTAL LIABILITIES AND EQUITY	$575,434	$506,615	$260,454

SILVERCORP METALS INC.
Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended March 31,		Years Ended March 31,
		(Unaudited)
	2012	2011	2012	2011

Sales	$44,312	$42,422	$237,962	$167,327
Cost of sales	14,329	10,172	61,149	41,884
Gross profit	29,983	32,250	176,813	125,443

General and administrative	8,042	5,058	27,124	17,395
General exploration and property investigation	249	826	3,699	3,319
Other taxes	1,264	1,098	4,394	1,478
Foreign exchange loss (gain)	(97)	1,744	(406)	2,803
Loss on disposal of plant and equipment	20	27	268	677
Gain on disposal of mineral rights and properties	-	-	-	(537)
Income from operations	20,505	23,497	141,734	100,308

Share of gain (loss) in an associate	(137)	2,175	(182)	6,743
Gain (loss) on investments	(281)	(2,323)	(567)	1,788
Other income	840	180	2,457	511
Income before finance items and income taxes	20,927	23,529	143,442	109,350

Finance income	812	476	3,528	1,461
Finance costs	(26)	(89)	(94)	(251)
Income before income taxes	21,713	23,916	146,876	110,560

Income tax expense	7,657	7,099	45,648	20,843
Net income for the period	$14,056	$16,817	$101,228	$89,717

Attributable to:
Equity holders of the Company	$9,700	$12,019	$73,838	$67,655
Non-controlling interests	4,356	4,798	27,390	22,062
	$14,056	$16,817	$101,228	$89,717

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.06	$0.07	$0.43	$0.40
Diluted earnings per share	$0.06	$0.07	$0.43	$0.40
Weighted Average Number of Shares Outstanding - Basic	170,650,904	174,725,616	172,487,486	167,806,101
Weighted Average Number of Shares Outstanding - Diluted	171,162,713	176,223,762	173,214,711	169,192,836

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,		Year Ended March 31,
		(Unaudited)
	2012	2011	2012	2011
Cash provided by (used in)
Operating activities
Net income	$14,056	$16,817	$101,228	$89,717
Add (deduct) items not affecting cash:
Accretion of environmental rehabilitation	24	42	94	164
Depreciation, amortization and depletion	3,758	1,786	13,704	7,081
Share of loss (gain) in an associate	137	(2,175)	182	(6,743)
Deferred income tax expense	1,878	974	4,646	1,359
Loss (gain) on investments	281	2,323	567	(1,788)
Loss on disposal of plant and equipment	20	27	268	677
Gain on disposal of mineral rights and properties	-	-	-	(537)
Stock-based compensation	708	482	3,094	2,291
Changes in non-cash operating working capital	(8,265)	13,778	(10,505)	11,812
Net cash provided by operating activities	12,597	34,054	113,278	104,033

Investing activities
Mineral rights and properties
Capital expenditures	(11,964)	(5,183)	(43,426)	(25,561)
Proceeds on disposals	-	-	-	537
Plant and equipment
Additions	(3,984)	(3,267)	(23,385)	(9,477)
Proceeds on disposals	113	-	113	1
Other investments
Acquisition	(944)	(22,485)	(1,964)	(32,823)
Proceeds on disposals	-	344	-	1,457
Reclamation expenditures	(47)	-	(47)	-
Net redemptions (purchases) of short-term investments	2,534	(30,612)	15,993	(13,503)
Acquisition of Yunxiang (net of cash acquired, $nil)	-	(23,388)	-	(23,388)
Acquisition of Zhongxing/Chuanxin (net of cash acquired, $20)	(2,571)	-	(12,005)	-
Acquisition of SX Gold (net of cash acquired, $554)	-	-	(22,320)	-
Prepayments to acquire mineral property, plant and equipment	(1,094)	1,417	(3,847)	(770)
Net cash used in investing activities	(17,957)	(83,174)	(90,888)	(103,527)

Financing activities
Net repayment from (advance to) related parties	(60)	(146)	(4,075)	167
Bank loan
Repayments	-	-	-	(1,473)
Non-controlling interests
Contribution	-	-	5,519	-
Distribution	-	-	(13,804)	(10,582)
Cash dividends distributed	(4,205)	(3,506)	(14,891)	(13,113)
Share capital
Proceeds from issuance of common shares	308	1,867	1,304	115,818
Normal course issuer bid	-	-	(35,380)	-
Net cash provided by (used in) financing activities	(3,957)	(1,785)	(61,327)	90,817

Effect of exchange rate changes on cash and cash equivalents	(1,857)	1,701	1,673	5,283

Increase (decrease) in cash and cash equivalents	(11,174)	(49,204)	(37,264)	96,606

Cash and cash equivalents, beginning of the period	121,134	196,428	147,224	50,618

Cash and cash equivalents, end of the period	$109,960	$147,224	$109,960	$147,224

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q4 2012			Three months ended March 31, 2012
	Henan Luoning			Henan Songxian
	YING	HPG&LM	TLP	XBG	XHP	BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,726	35	-	-	-	-	2,761
Stockpiled Ore (tonne)	61,431	18,936	52,620	-	3,890	16,265	153,141
	64,157	18,970	52,620	-	3,890	16,265	155,902

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,726	35	-	-	-	-	2,761
Ore Milled (tonne)	61,277	19,403	53,168	-	-	23,575	157,423
	64,003	19,438	53,168	-	-	23,575	160,184

Mining cost per tonne of ore mined ($)	75.98	88.08	65.27	-	68.75	43.22	70.24
Cash mining cost per tonne of ore mined ($)	53.52	73.17	57.01	-	48.81	19.24	53.40
Non cash mining cost per tonne of ore mined (	22.46	14.91	8.26	-	19.95	23.98	16.84

Unit shipping costs($)	4.01	3.55	3.80	-	3.92	-	3.46

Milling cost per tonne of ore milled ($)	19.36	20.14	19.16	-	-	15.04	18.75
Cash milling cost per tonne of ore milled ($)	16.72	17.55	16.71	-	-	14.58	16.50
Non cash milling cost per tonne of ore milled (	2.64	2.59	2.44	-	-	0.46	2.25

Average Production Cost
Silver ($ per ounce)	5.60	9.83	14.99	-	-	-	8.34
Gold ($ per ounce)	261	453	-	-	-	1,377	424
Lead ($ per pound)	0.19	0.32	0.51	-	-	-	0.28
Zinc ($ per pound)	0.15	0.25	0.41	-	-	-	0.22

Total production cost per ounce of Silver ($)	(6.49)	3.17	11.02	-	-		(1.84)
Total cash cost per ounce of Silver ($)	(8.77)	1.24	7.94	-	-		(4.22)

Total production cost per ounce of Gold ($)						1,378	1,378
Total cash cost per ounce of Gold ($)						768	768

Total Recovery of the Run of Mine Ore
Silver (%)	94.3	91.6	89.8	-	-		93.2
Gold (%)						87.1	87.1
Lead (%)	97.8	93.8	92.2	-	-		96.4
Zinc ( %)	63.5	69.5	69.6	-	-	56.2	64.6

Head Grades of Run of Mine Ore
Silver (gram/tonne)	402	225	143	-	-		275
Gold (gram/tonne)						2.1	2.1
Lead (%)	7.7	4.2	2.5	-	-		5.2
Zinc (%)	2.4	0.5	1.3	-	-	2.6	1.4

Sales Data
Metal Sales
Silver (in thousands of ounce)	723	153	208	-	-		1,084
Gold (in thousands of ounce)	0.9	0.1	-	-	-	1.0	2.0
Lead (in thousands of pound)	10,772	1,693	2,205	-	-		14,670
Zinc (in thousands of pound)	2,180	148	313	-	-	249	2,890

Metal Sales
Silver (in thousands of $)	18,434	3,921	5,145	-	-		27,500
Gold (in thousands of $)	1,003	122	-	-	-	1,396	2,521
Lead (in thousands of $)	9,080	1,423	1,863	-	-		12,366
Zinc (in thousands of $)	1,463	98	212	-	-	152	1,925
	29,980	5,564	7,220	-	-	1,548	44,312
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	25.50	25.70	24.78	-	-		25.37
Gold ($ per ounce)	1,163	1,184	-	-	-	1,367	1,269
Lead ($ per pound)	0.84	0.84	0.85	-	-		0.84
Zinc ($ per pound)	0.67	0.67	0.68	-	-	0.61	0.67

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q4 2011		Three months ended March 31, 2011
		Henan Luoning
	YING	HPG&LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,715	23	2	2,740
Stockpiled Ore (tonne)	59,650	18,013	45,288	122,951
	62,365	18,036	45,290	125,691

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,715	23	2	2,740
Ore Milled (tonne)	61,173	20,690	50,861	132,724
	63,888	20,713	50,863	135,464

Mining cost per tonne of ore mined ($)	63.56	62.53	44.51	56.55
Cash mining cost per tonne of ore mined ($)	48.35	51.36	39.35	45.54
Non cash mining cost per tonne of ore mined ($)	15.21	11.17	5.16	11.01

Unit shipping costs($)	3.91	3.91	3.54	3.78

Milling cost per tonne of ore milled ($)	17.39	16.01	17.59	17.26
Cash milling cost per tonne of ore milled ($)	15.43	14.34	15.54	15.31
Non cash milling cost per tonne of ore milled ($)	1.96	1.67	2.05	1.95

Average Production Cost
Silver ($ per ounce)	4.20	8.49	12.25	5.94
Gold ($ per ounce)	163	344	-	234
Lead ($ per pound)	0.15	0.31	0.45	0.22
Zinc ($ per pound)	0.13	0.22	0.59	0.18

Total production cost per ounce of Silver ($)	(8.88)	(3.04)	4.84	(6.06)
Total cash cost per ounce of Silver ($)	(10.25)	(4.92)	2.70	(7.61)

Total Recovery of the Run of Mine Ore
Silver (%)	93.0	91.1	87.7	91.8
Lead (%)	97.0	94.7	89.8	95.6
Zinc ( %)	67.7	57.5	71.1	67.8

Head Grades of Run of Mine Ore
Silver (gram/tonne)	441	196	131	290
Lead (%)	8.4	4.3	2.4	5.6
Zinc (%)	2.9	0.6	0.8	1.8
Sales Data
Metal Sales
Silver (in thousands of ounce)	765	116	166	1,047
Gold (in thousands of ounce)	0.8	0.3	-	1.1
Lead (in thousands of pound)	10,359	1,824	2,202	14,385
Zinc (in thousands of pound)	2,536	109	608	3,253

Metal Sales
Silver ($)	18,896	2,881	4,107	25,884
Gold ($)	715	330	-	1,045
Lead ($)	9,427	1,636	1,996	13,059
Zinc ($)	1,921	70	443	2,434
	30,959	4,917	6,546	42,422

Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	24.71	24.80	24.73	24.72
Gold ($ per ounce)	960	1005	-	974
Lead ($ per pound)	0.91	0.90	0.91	0.91
Zinc ($ per pound)	0.76	0.65	0.73	0.75

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Fiscal 2012			Year ended March 31, 2012
	Henan Luoning			Henan Songxian
	YING	HPG&LM	TLP	XBG	XHP	BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	12,365	182	52	-	-	-	12,599
Stockpiled Ore (tonne)	281,002	93,284	275,687	-	3,890	91,128	744,991
	293,367	93,466	275,739	-	3,890	91,128	757,590

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	12,365	182	52	-	-	-	12,599
Ore Milled (tonne)	282,332	93,214	278,949	11,667	-	83,760	749,922
	294,697	93,396	279,001	11,667	-	83,760	762,521

Mining cost per tonne of ore mined ($)	69.50	75.81	55.82	-	68.75	38.00	61.51
Cash mining cost per tonne of ore mined ($)	50.52	63.77	48.62	-	48.81	16.79	47.40
Non cash mining cost per tonne of ore mined ($)	18.98	12.04	7.20	-	19.95	21.21	14.11

Unit shipping costs($)	3.94	3.54	3.74	-	3.92	-	3.34

Milling cost per tonne of ore milled ($)	15.84	16.19	15.90	22.92	-	14.33	15.85
Cash milling cost per tonne of ore milled ($)	14.01	14.44	14.15	20.11	-	13.85	14.19
Non cash milling cost per tonne of ore milled ($)	1.83	1.75	1.75	2.81	-	0.48	1.66

Average Production Cost
Silver ($ per ounce)	4.80	9.79	13.00	6.17	-		7.14
Gold ($ per ounce)	197	416	-	377	-	854	323
Lead ($ per pound)	0.15	0.30	0.40	0.22	-		0.22
Zinc ($ per pound)	0.11	0.21	0.38	-	-		0.17

Total production cost per ounce of Silver ($)	(6.61)	2.44	6.38	(56.67)	-		(3.25)
Total cash cost per ounce of Silver ($)	(8.27)	0.67	3.59	(60.33)	-		(5.13)

Total production cost per ounce of Gold ($)						844	844
Total cash cost per ounce of Gold ($)						474	474

Total Recovery of the Run of Mine Ore
Silver (%)	94.0	91.6	89.6	50.0	-		92.9
Gold (%)						90.8	90.8
Lead (%)	97.5	93.6	91.3	80.6	-		96.0
Zinc ( %)	67.8	60.0	70.6	-	-	56.2	68.0

Head Grades of Run of Mine Ore
Silver (gram/tonne)	440	227	147	35	-		287
Gold (gram/tonne)						2.4	2.4
Lead (%)	8.3	3.7	2.5	2.5	-		5.2
Zinc (%)	2.4	0.5	1.5	-	-	2.6	1.4

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,943	635	1,034	6	-		5,618
Gold (in thousands of ounce)	2.7	0.9	-	0.1	-	5.1	8.8
Lead (in thousands of pound)	52,216	7,004	13,140	444	-		72,804
Zinc (in thousands of pound)	10,834	591	2,075	-	-	249	13,749

Metal Sales
Silver (in thousands of $)	109,592	17,500	28,869	124	-		156,085
Gold (in thousands of $)	3,077	1,046	-	155	-	6,749	11,027
Lead (in thousands of $)	44,192	5,830	11,142	362	-		61,526
Zinc (in thousands of $)	7,135	353	1,684	-	-	152	9,324
	163,996	24,729	41,695	641	-	6,901	237,962
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	27.79	27.58	27.91	22.51	-		27.78
Gold ($ per ounce)	1,139	1,171	-	1,376	-	1,333	1,257
Lead ($ per pound)	0.85	0.83	0.85	0.81	-		0.85
Zinc ($ per pound)	0.66	0.60	0.81	-	-	0.61	0.68

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Fiscal 2011		Year ended March 31, 2011
		Henan Luoning
	YING	HPG&LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	12,711	219	12	12,942
Stockpiled Ore (tonne)	303,811	73,171	202,406	579,388
	316,522	73,390	202,418	592,330

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	12,711	219	12	12,942
Ore Milled (tonne)	304,766	74,259	204,768	583,793
	317,477	74,478	204,780	596,735

Mining cost per tonne of ore mined ($)	59.14	63.98	39.89	53.16
Cash mining cost per tonne of ore mined ($)	46.05	55.67	35.68	43.70
Non cash mining cost per tonne of ore mined ($)	13.09	8.31	4.21	9.46

Unit shipping costs($)	3.64	3.40	3.30	3.49

Milling cost per tonne of ore milled ($)	14.13	13.72	14.37	14.16
Cash milling cost per tonne of ore milled ($)	12.40	12.24	12.64	12.46
Non cash milling cost per tonne of ore milled ($)	1.73	1.48	1.73	1.70

Average Production Cost
Silver ($ per ounce)	3.31	8.16	9.75	4.53
Gold ($ per ounce)	165	404	440	228
Lead ($ per pound)	0.15	0.35	0.44	0.21
Zinc ($ per pound)	0.12	0.26	0.36	0.17

Total production cost per ounce of Silver ($)	(7.20)	(1.59)	2.52	(5.58)
Total cash cost per ounce of Silver ($)	(8.30)	(3.16)	0.70	(6.80)

Total Recovery of the Run of Mine Ore
Silver (%)	92.4	91.3	86.3	91.6
Lead (%)	96.5	94.5	89.5	95.3
Zinc ( %)	69.8	59.0	70.5	69.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	470	185	122	316
Lead (%)	8.1	4.1	2.5	5.7
Zinc (%)	2.8	0.6	0.8	1.9
Sales Data
Metal Sales
Silver (in thousands of ounce)	4,249	391	660	5,300
Gold (in thousands of ounce)	1.8	1.2	0.2	3.2
Lead (in thousands of pound)	52,937	6,247	9,827	69,011
Zinc (in thousands of pound)	13,369	544	2,430	16,343

Metal Sales
Silver ($)	76,094	7,463	12,277	95,834
Gold ($)	1,615	1,133	159	2,907
Lead ($)	44,218	5,183	8,222	57,623
Zinc ($)	8,982	334	1,647	10,963
	130,909	14,113	22,305	167,327

Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.91	19.10	18.60	18.08
Gold ($ per ounce)	892	946	839	909
Lead ($ per pound)	0.84	0.83	0.84	0.83
Zinc ($ per pound)	0.67	0.62	0.68	0.67